

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 4, 2011

Barry Blattman
Senior Managing Partner
Brookfield Asset Management, LLC
3 World Financial Center
200 Vesey Street
New York, NY 10281

> **Re:** **Brookfield Residential Properties Inc.**
> **Amendment No. 2 to Registration Statement on Form F-4**
> **Filed December 23, 2010**
> **File No. 333-169867**
>
> **Brookfield Homes Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 19, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed February 26, 2010**
> **Form 10-Q for the Fiscal Period Ended March 31, 2010**
> **Filed May 10, 2010**
> **Form 10-Q for the Fiscal Period Ended June 30, 2010**
> **Filed August 6, 2010**
> **Form 10-Q for the Fiscal Period Ended September 30, 2010**
> **Filed November 3, 2010**
> **File No. 001-31524**

Dear Mr. Blattman:

We have reviewed your filings and have the following comments.

Brookfield Residential Properties Inc.'s Amendment No. 2 to Registration Statement on
Form F-4

General

1. We note your response with respect to the second bullet point of comment one in our
    letter dated December 7, 2010; however, we reissue this comment, as your response does
    not provide sufficient detail, explanation and citation to authority. In this regard, please
    address the following:

- The basis for the structure of the rights offering, in particular issuing a right to purchase the security of another issuer in the manner described in the registration statement.

- The basis for issuing the rights without registration under the Securities Act. In this regard, we disagree with your reliance on Section 2(a)(3) of the Securities Act.

- The nature of and basis for the registration statement that Brookfield Residential Properties intends to file with respect to the common shares issuable upon exercise of the rights.

- The manner in which your Section 5 obligations are satisfied with respect to the exercise of the rights, which constitutes an investment decision.

The Transactions, page 42

Background of the Transactions, page 42

2. On the top of page 47, please disclose the current number of Brookfield Homes shares currently outstanding, on an as converted basis. Additionally, at the end of the third full paragraph on page 47, please disclose the promissory note amount in U.S. dollars.

3. We note your responses to comments six and seven in our letter dated December 7, 2010; however, we reissue the comments in part. Please describe in more detail how you determined the equity values for Brookfield Homes and BPO Residential. While we note these equity values were negotiated by Brookfield Homes and Brookfield Office Properties, please explain in more detail how you calculated the discounted cash flow analyses and how these analyses impacted the equity value determinations. Additionally, please disclose Brookfield Homes' market trading value and BPO Residential's price-to-earnings ratio and how each impacted the respective equity value determinations.

4. We note your response to comment 11 in our letter dated December 7, 2010. We disagree with your analysis as it pertains to Mr. Cockwell, given his control over the affiliates. Please revise accordingly.

Shareholder Litigation Relating to the Transactions, page 72

5. Please update this subsection for any developments in the litigation associated with your proposed transaction. In addition, please provide to us copies of the complaint identified in this subsection and any associated motions, answers or other filings made in connection with this litigation. Further, please identify the specific breaches of fiduciary duties alleged by the complainant and disclose why the complainant believes Brookfield Homes' Board of Directors breached these fiduciary duties. Please also revise your filing

to address the disclosure requirements of ASC Topic 450-20-50-1 through 450-20-50-4 related to the litigation for alleged breaches of fiduciary duties in connection with the merger. Please be advised that we may have further comments once we have had the opportunity to review these materials.

Financial Statements

Note 1 – Significant Accounting Policies, page F-11

Basis of Presentation, page F-11

6. We have read your response to comment 27 in our letter dated December 7, 2010. You have revised page 136 to disclose that a portion of Brookfield Office Properties' Corporate debt facilities is used to fund their investment in BPO Residential, and that "[T]he corresponding portion of the interest incurred on this debt is allocated to BPO Residential, which is then capitalized to residential assets." Please clarify in your filing how the actual interest allocation to each entity within BPO Residential is performed.

Exhibit 5.1

7. We note your response to comment two in our letter dated December 7, 2010. Please have counsel revise its legal opinion to specifically identify and opine as to the common shares underlying the preferred stock.

Exhibits 8.1 and 8.2

8. Please have counsel revise their opinions to specifically reference the common shares underlying the preferred stock.

You may contact Jenn Do at (202) 551-3743 or Terrence O'Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Kane at (202) 551-3235 or Andrew Schoeffler at (202) 551-3748 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Daniel M. Miller, Esq.
          Dorsey & Whitney LLP
          777 Dunsmuir Street, Suite 1605
          Vancouver, British Columbia
          Canada V7Y 1K4